Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	The name of the corporation is Alerus Financial Corporation.

2.

The Third Amended and Restated Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered Article IV, paragraph 1 so that, as amended, said article shall be and read as follows:

This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is sixty-two million (62,000,000) shares, sixty million (60,000,000) shares of which shall be Common Stock (the “Common Stock”) and two million (2,000,000) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of one dollar ($1.00) per share and the Common Stock shall have a par value of one dollar ($1.00) per share. The designations and the voting powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock and the Common Stock that are fixed by this Certificate of Incorporation and the express grant of authority to the Board of Directors to fix by resolution or resolutions the designations and the voting powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock that are not fixed by this Certificate of Incorporation are as follows and as elsewhere set forth herein:

3.	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: /s/ Katie Lorenson Name: Katie Lorenson, President and Chief Executive Officer Date: May 8, 2025